Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-191801
October 17, 2014

October 17, 2014

Dear Shareholder,

We are pleased to report results for Prime Meridian Holding Company (the “Company”) for the quarter ended September 30, 2014. Prime Meridian Bank (the “Bank”) continues to achieve steady growth in its loan portfolio, further expansion of its client base, and additional development of its core banking team.

As of September 30, 2014, total assets were $204.5 million, a 7.4% increase year over year, while total deposits were reported at $179.2 million. While both assets and deposits are down slightly compared to last quarter and the end of 2013, these decreases were expected due to anticipated withdrawals of more than $21 million from a political action committee account since the beginning of the year.

The Company reported net earnings of $295,000, or $0.17 per basic and diluted share, for the three months ended September 30, 2014, compared to $287,000 or $0.19 per basic and diluted share for the same period in 2013. Increases in net interest income, service charges and fees on deposit accounts, and mortgage related income helped boost the Company’s overall earnings, while per share earnings declined $0.02 due to the higher number of shares outstanding.

For the nine months ended September 30, 2014, the Company reported net earnings of $460,000, or $0.28 per basic and $0.27 per diluted share, compared to $851,000, or $0.57 per basic and $0.58 per diluted share, for the same period a year ago. During this period, net interest income increased $845,000, or 18.5%, over the same period a year ago as we achieved 24.2% growth in our loan portfolio and a 6.9% decrease in interest expense. The increase in interest income was partially offset by a higher provision for loan losses, primarily $562,000 taken during the second quarter which mostly related to an impaired $1.4 million commercial real estate loan. The reserve associated with this particular loan was charged off in the most recent quarter, with the remaining balance of $872,000 moved to Other Real Estate Owned. In addition, an overall decline in noninterest income offset the positive gains in net interest income for the nine- month period. The decline in noninterest income is primarily related to a one-time gain on a

Prime Meridian Holding Company — P.O. Box 13629 — Tallahassee, Florida 32317

Phone 850.907.2301 — Fax 850.907.2932

sale of an SBA loan that was taken in 2013. While SBA loan sales have not historically been a significant source of income for the Company, a unique opportunity presented itself during the first quarter of 2013 that resulted in higher than normal income from this category. Higher noninterest expenses in 2014 have also contributed to lower earnings for the nine-month period and can be primarily attributed to higher salaries and employee benefits expense and higher professional costs related to SEC reporting.

Net loan balances have increased 24.1%, or $28 million, year over year to $143.7 million at September 30, 2014. While our loan to deposit ratio is up from the second quarter of 2014 due to the strong loan growth during the third quarter of this year, we continue to maintain a strong balance sheet with adequate reserves for credit losses and sufficient access to capital. The Bank remains “well capitalized” with total capital of $19.1 million at September 30, 2014. As of September 30, 2014, the Company’s stock had a book value of $11.49 per share.

As of September 30, 2014, the Company’s condensed consolidated balance sheet was as follows:

Condensed Consolidated Balance Sheet

As of September 30, 2014

Dollars in Thousands

ASSETS		LIABILITIES AND STOCKHOLDERS’ EQUITY
Cash & Investments	$51,285	Deposits	$179,273
Net Loans	143,736	Other Liabilities	4,260

Loan Held for Sale	1,971
Premises & Equipment	3,630	Total Liabilities	183,533
Other Assets	3,843

		Stockholders’ Equity	20,932

Total Assets	$204,465	Total Liabilities & Stockholders’ Equity	$204,465

Our business development efforts were enhanced this quarter by the addition of Chief Strategy Officer, Nan Hillis, who brings over 30 years of successful banking insights to our team. Mrs. Hillis’ arrival coincided with a “Summer of Sales” challenge which yielded an abundance of best practices for client relationship management.

To network among the area’s business decision makers and centers of influence, a large contingent of our Bank team attended the Tallahassee Chamber Annual Conference in Amelia Island, FL. This event enjoyed record-attendance and our show of force was unmatched by any competing financial institution.

Prime Meridian Holding Company — P.O. Box 13629 — Tallahassee, Florida 32317

Phone 850.907.2301 — Fax 850.907.2932

Our focus on visibility carried over to local events as well. Our presence at — and in support of —organizations such as the Jim Moran Institute for Global Entrepreneurship at FSU, Leadership Tallahassee, United Way, TMH Foundation and dozens of other charities and events has kept our community visibility front and center.

We have leveraged a local radio campaign/partnership to help raise $6,000 in scholarship funds for the TCC Foundation. The campaign included hourly mentions of Prime Meridian Bank. The Bank was also heavily promoted on-air as the Title Sponsor of the Working For Limitless Achievement WFLA campaign, through un-paid testimonials by the Morning Show’s host.

Our public offering of common stock (the “Offering”) will continue through the end of 2014. The Bank hosted additional stock sales receptions during the third quarter, each serving dual purposes:

1.	Share the Company story with an audience of prospective shareholders and friends of the Bank, and

2.	Build an even wider network of banking clients.

Each reception was designed to promote a comfortable conversation about the Bank, and follow-up efforts continue to take place.

Complete SEC filings and other pertinent shareholder information can be found online at our Investor Relations website: http://investors.primemeridianbank.com.

As always, we appreciate your past support and are grateful for your continued trust and confidence as we move forward with our long-term vision for the Bank.

Warm regards,

Sammie D. Dixon, Jr.	Rick Weidner
CEO and President	Chairman of the Board

Prime Meridian Holding Company — P.O. Box 13629 — Tallahassee, Florida 32317

Phone 850.907.2301 — Fax 850.907.2932

This Shareholder Letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the Company’s current views with respect to, among other things, future events and financial performance. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. Any forward-looking statements contained in this press release are based on the historical performance of the Company and its subsidiary or on the Company’s current plans, estimates and expectations. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to various risks, uncertainties, and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. These factors should not be construed as exhaustive. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Information on these factors can be found in the Company’s Rule Form 424 filing and Prospectus, dated September 27, 2014, and other reports and statements the Company has filed with Securities and Exchange Commission which are available at the SEC’s website (www.sec.gov). We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Prime Meridian Holding Company — P.O. Box 13629 — Tallahassee, Florida 32317

Phone 850.907.2301 — Fax 850.907.2932